Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

The securities referred to in this announcement are being offered and sold to certain non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Alibaba Group Holding Limited has not intended and does not intend to register any securities referred to in this announcement under U.S. Securities Act and such securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements under the U.S. Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. Alibaba Group Holding Limited does not intend to register any part of the offering referred to in this announcement in the United States of America or to conduct a public offering of any securities referred to in this announcement in the United States of America.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

PRICING OF HK$80 BILLION
PLACING OF NEW SHARES
UNDER GENERAL MANDATE

Joint Overall Coordinators, Joint Bookrunners and Joint Placing Agents
(in alphabetical order)

CICC	HSBC	Morgan Stanley	UBS

Co-Bookrunners
(in alphabetical order)

Barclays	Citigroup	J.P. Morgan

The Board is pleased to announce that on August 23, 2026, the Company and the Joint Overall Coordinators (for themselves and on behalf of the Co-Bookrunners) entered into the Placing Agreement, pursuant to which the Company agrees to appoint the Joint Overall Coordinators and the Co-Bookrunners in relation to the Placing, and the Joint Overall Coordinators have agreed to act as agents of the Company to procure not less than six Placees who will be professional, institutional or other investors that are non-US persons outside the United States, to subscribe for 710,000,000 new Shares at the Placing Price of HK$112.70 per Placing Share. The Placing is expected to close on August 26, 2026, subject to customary closing conditions.

Assuming that the total number of Placing Shares is placed to the Placees in full, the total gross proceeds from the Placing are expected to be HK$80.0 billion, and the net proceeds (after deducting the placing commission and estimated expenses) from the Placing are expected to be approximately HK$79.7 billion in aggregate.

THE PLACING

The principal terms of the Placing Agreement are set out below:

Placing Agreement

Date

August 23, 2026

Parties

(1)
The Company; and

(2)
The Joint Overall Coordinators (for themselves and on behalf of the Co-Bookrunners)

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Joint Overall Coordinators and Co-Bookrunners, and their respective ultimate beneficial owner(s), are Independent Third Parties.

Placees

It is expected that the Joint Overall Coordinators will procure not less than six Placees, who will be professional, institutional or other investors to subscribe for the Placing Shares, or, failing which, to subscribe for the Placing Shares themselves.

The Placees of the Placing Shares shall be determined by the Joint Overall Coordinators subject to the requirements of the Hong Kong Listing Rules, and each of the Placees and its ultimate beneficial owners are not connected persons of the Company. It is expected that none of the Placees will become a substantial shareholder of the Company immediately after the Completion of the Placing.

Placing Shares

The total number of Placing Shares under the Placing is 710,000,000 new Shares, representing approximately 3.70% of the 19,174,988,918 Shares in issue as at the date of the Placing Agreement and approximately 3.57% of the Shares in issue as enlarged by the allotment and issuance of the Placing Shares (assuming that except for the Placing Shares to be allotted and issued, there is no change in the issued Shares of the Company from the date of the Placing Agreement up to the Closing Date).

The Placing Shares have an aggregate nominal value of US$2,218.75.

Placing Price

The Placing Price of HK$112.70 per Placing Share represents:

(a)
a discount of approximately 3.6% to the Referenced Share Price; and
(b)
a discount of approximately 9.0% to the average closing price of HK$123.80 (which is converted and divided by eight, the ordinary-share-to-ADS ratio) from US$126.33 per ADS as quoted on NYSE for the last five consecutive trading days up to and including August 21, 2026, being the closing price of the last trading session prior to the entering of the Placing Agreement.

The Placing Price was determined based on the market conditions and the prevailing market prices of the Shares and was arrived at by the Company and the Joint Overall Coordinators through arm’s length negotiation. The Placing Price is in compliance of requirements under Rule 13.36(5) of the Hong Kong Listing Rules.

The net price of each Placing Share to the Company, based on the estimated net proceeds of approximately HK$79.7 billion and 710,000,000 Placing Shares, is expected to be approximately HK$112.19.

Placing Commission

The placing commission payable to the Joint Overall Coordinators and Co-Bookrunners under the Placing Agreement was arrived at after arm’s length negotiations between the Company and the Joint Overall Coordinators and Co-Bookrunners with reference to the prevailing market commission rate for similar transactions.

Rights of the Placing Shares

The Placing Shares will be allotted and issued by the Company under the General Mandate and, when allotted and issued by the Company, shall rank pari passu in all respects with the other Shares in issue or to be issued by the Company on or prior to the date of completion of the Placing including the rights to all dividends and other distributions declared, made or paid on or after the date of completion of the Placing.

Conditions of the Placing

Completion of the Placing is conditional upon the satisfaction or waiver (if applicable) of the following conditions, among others:

(a)
the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Placing Shares (and such listing and permission not subsequently revoked prior to deposit of the Placing Shares in Central Clearing and Settlement System operated by Hong Kong Securities Clearing Company Limited);
(b)
the Joint Overall Coordinators (for themselves and on behalf of the Co-Bookrunners) having received on the Closing Date the relevant legal opinions and other documentation as set out in the Placing Agreement;
(c)
before the Completion of the Placing, there shall not have occurred:
(i).
any suspension or material limitation on the general trading on any of the NYSE, the American Stock Exchange or the NASDAQ Global Market, the Hong Kong Stock Exchange or the Singapore Stock Exchange;
(ii).
any suspension of trading of any securities of the Company on any exchange or in any over-the-counter market;
(iii).
any material disruption in securities settlement, payment or clearance services in the United States, the Cayman Islands, Hong Kong or the PRC shall have occurred;
(iv).
any moratorium on commercial banking activities shall have been declared by United States Federal, New York State, Cayman Islands, Hong Kong or the PRC authorities;
(v).
a material adverse change that makes it impracticable or inadvisable to proceed with the Placing; and
(vi).
any securities of the Company shall have been downgraded by any nationally recognized statistical rating organization or any such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its ratings of any securities of the Company, that, would make the placement of the Placing Shares or the enforcement of contracts to purchase the Placing Shares impracticable or inadvisable, or would materially prejudice trading of the Placing Shares in the secondary market.

Save for condition (a) above, the Joint Overall Coordinators shall have the sole discretion to waive the other conditions for the Placing as set out above.

Completion of the Placing

Subject to the satisfaction or waiver of the conditions of the Placing, the Completion of the Placing shall take place on August 26, 2026 or such other time and/or date as the Company and the Joint Overall Coordinators agree in writing and in compliance with the Hong Kong Listing Rules (the “Closing Date”).

LOCK-UP UNDERTAKINGS BY THE COMPANY

Pursuant to the Placing Agreement, the Company shall not, without the prior written consent of the Joint Overall Coordinators, (i) effect or arrange or procure placement of, allot or issue or transfer out of treasury or offer to allot or issue or transfer out of treasury or grant any option, right or warrant to subscribe for, or enter into any transaction which is designed to, or might reasonably be expected to, result in any of the aforesaid (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, any equity securities of the Company or any securities convertible into, or exercisable, or exchangeable for, equity securities of the Company, or (ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Shares, whether any such transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any such transaction, for a period commencing on the date of the Placing Agreement and ending on the date which is 90 days after the Closing Date.

The foregoing restriction shall not apply to (a) the issue of the Placing Shares under the Placing Agreement; or (b) the allotment and issuance of any Shares, or the grant of options, restricted shares, restricted share units or other equity-based awards, pursuant to the terms of any share incentive scheme of the Company existing on the date of the Placing Agreement in compliance with the applicable laws and requirements from time to time and any registration and filing thereof.

GENERAL MANDATE FOR ISSUANCE OF THE PLACING SHARES

The Placing Shares will be issued by the Company under the General Mandate, pursuant to which the Board is authorized to allot, issue and deal with up to 1,907,598,428 Shares (being 10% of the 19,075,984,284 Shares in issue as at the date of the annual general meeting of the Company held on September 25, 2025).

As at the date of this announcement, no Shares have been allotted and issued under the General Mandate. The Board has approved the Placing under the General Mandate, and the placing and issue of the Placing Shares is therefore not subject to the Shareholders’ further approval.

APPLICATION FOR LISTING

The Company will apply to the Listing Committee for listing of, and permission to deal in, the Placing Shares.

FILING WITH REGULATORY AUTHORITIES IN THE PRC

The Company will prepare and submit the CSRC Filing Report and any relevant supporting materials to the CSRC pursuant to the applicable requirements under the CSRC Rules.

REASONS FOR THE PLACING AND USE OF PROCEEDS FROM THE PLACING

The Placing is being undertaken to extend the Company’s global AI leadership. Alibaba intends to use 100% of the net proceeds from the Placing to invest in its full stack AI capabilities, including to expand and enhance its AI infrastructure.

EQUITY FINANCING ACTIVITIES IN THE PAST 12 MONTHS

With reference to the Company’s Fiscal Year 2026 annual report published on June 18, 2026, on September 16, 2025, the Company issued US$3.168 billion aggregate principal amount of Zero Coupon Convertible Unsecured Senior Notes due 2032 (the “September 2025 Notes Offering”). The initial conversion rate for the Notes is 5.1773 American Depositary Shares (“ADS(s)”) per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of US$193.15 per ADS. The net proceeds raised from the September 2025 Notes Offering were used according to the intentions as disclosed in the announcement of our Company dated September 11, 2025. As of March 31, 2026, the unutilized proceeds amounted to US$518 million.

Save as disclosed above, the Company had no financing activities involving issuance of equity securities in the 12 months immediately prior to the date of this announcement.

EFFECT OF THE PLACING ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

Based on the disclosure of interest filings obtained from the website of the Hong Kong Stock Exchange, the table below sets forth the shareholding structure of the Company (i) as at the date of the Placing Agreement; and (ii) immediately after the Completion of the Placing, assuming that the Placing Shares are fully placed and that except for the Placing Shares allotted and issued, there is no change in the issued Shares of the Company from the date of the Placing Agreement up to the date of the Completion of the Placing.

	As at the date of this announcement		Immediately after the Completion of the Placing
	Number of ordinary shares(1)	Approx. % of total issued voting shares(2)(3)	Number of ordinary shares(1)	Approx. % of total issued voting shares(3)
Shareholders
JPMorgan Chase & Co.(4)	1,318,925,045(L) 524,354,331(S) 581,348,743(P)	6.88% 2.73% 3.03%	1,318,925,045(L) 524,354,331(S) 581,348,743(P)	6.63% 2.64% 2.92%
Citigroup Inc.(5)	1,006,013,262 (L) 220,278,485 (S) 801,265,497 (P)	5.25% 1.15% 4.18%	1,006,013,262 (L) 220,278,485 (S) 801,265,497 (P)	5.06% 1.11% 4.03%
BlackRock, Inc.(6)	1,008,689,355(L) 6,015,884(S)	5.26% 0.03%	1,008,689,355(L) 6,015,884(S)	5.07% 0.03%
Holder(s) of the Placing Shares	-	-	710,000,000	3.57%
Other shareholders	15,841,361,256	82.61%	15,841,361,256	79.66%
Total	19,174,988,918	100.00%	19,884,988,918	100.00%

Notes:

(1)
The letter “L” stands for long position, the letter “S” stands for short position and the letter “P” stands for lending pool.

(2)
The calculation is based on a total of 19,174,988,918 ordinary shares in issue as of the date of the Placing Agreement (as of the date of the Placing Agreement, there were no ordinary shares that were repurchased but not yet cancelled).

(3)
Certain percentages in the table above have been rounded to two decimal places and any discrepancy between totals and sums is due to rounding.

(4)
According to the disclosure of interests notice filed by JPMorgan Chase & Co. regarding the relevant event dated June 25, 2026, (a) 515,873,156 shares (long position) and 518,528,762 shares (short position) were held by JPMorgan Chase & Co. directly; (b) 1,161,280 shares (long position) were held by a trust of which JPMorgan Chase & Co. is a trustee; (c) 157,748,296 shares (long position) and 5,825,569 shares (short position) were managed by JPMorgan Chase & Co. as investment manager; (d) 62,793,570 shares (long position) where JPMorgan Chase & Co. was considered as person having a security interest in such shares; and (e) 581,348,743 shares (long position) were held by JPMorgan Chase & Co. as approved lending agent. Among them, (i) 191,215,104 shares (long position) and 200,824,988 shares (short position) were held through physically settled listed derivatives; (ii) 2,962,400 shares (long position) and 17,153,231 shares (short position) were held through cash settled listed derivatives; (iii) 25,395,798 shares (long position) and 71,581,360 shares (short position) were held through physically settled unlisted derivatives; (iv) 68,063,078 shares (long position) and 96,524,782 shares (short position) were held through cash settled unlisted derivatives; and (v) 82,514,928 shares (long position) and 8,783,506 shares (short position) were held through listed derivatives which are convertible instruments.

(5)
According to the disclosure of interests notice filed by Citigroup Inc. regarding the relevant event dated July 15, 2026, (a) 204,744,949 shares (long position) and 220,278,485 shares (short position) interests were held by Citigroup Inc. indirectly through certain of its controlled corporations; (b) 2,816 shares (long position) that Citigroup Inc. was considered as person having a security interest in such shares; and (c) 801,265,497 shares (long position) were held by Citigroup Inc. as approved lending agent . Among them, (i) 65,905,002 shares (long position) and 35,741,200 shares (short position) were held through physically settled listed derivatives; (ii) 65,037,693 shares (long position) and 123,412,675 shares (short position) were held through physically settled unlisted derivatives; (iii) 39,077,692 shares (long position) and 43,465,366 shares (short position) were held through cash settled unlisted derivatives; and (iv) 186,733 shares (long position) and 5,819 shares (short position) were held through listed derivatives which are convertible instruments.

(6)
According to the disclosure of interests notice filed by BlackRock, Inc. regarding the relevant event dated June 12, 2026, 1,008,689,355 shares (long position) and 6,015,884 shares (short position) were held by BlackRock, Inc. indirectly through certain of its controlled corporations. Among them, (i) 2,187,252 shares (long position) and 5,663,320 shares (short position) were held through cash settled unlisted derivatives; and (ii) 10,530,287 shares (long position) were held through listed derivatives which are convertible instruments.

As the Completion of the Placing is subject to the fulfilment of certain conditions precedent and the Joint Overall Coordinators not exercising their termination right, the Placing may or may not proceed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

OTHER INFORMATION

The Placing Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. They are being offered and sold only to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the U.S. Securities Act. The Placing Shares may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

INFORMATION ABOUT THE COMPANY

Alibaba Group is a global technology company focused on AI + Cloud and commerce. We empower consumers and enterprises with our full-stack AI capabilities and services, from applications to compute infrastructure. Our AI technology based on the Qwen family of large language and multimodal models powers the intelligence behind our services across enterprise solutions and consumer platforms. Our commerce business puts consumers first and provides the technology and marketing reach to help merchants, brands, retailers and small businesses to engage with customers and operate efficiently.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “propose,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, the terms of the Placing and whether the Company will complete the Placing, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: financial community and rating agency perceptions of the company and its business, financial condition and the industries in which it operates, market conditions, and the satisfaction of customary closing conditions related to the Placing. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement and is based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“ADS(s)”	American Depositary Shares (each representing eight ordinary shares)
“Board”	the board of directors of the Company
“Company”, “Alibaba” or “Alibaba Group”

Alibaba Group Holding Limited, an exempted company incorporated in the Cayman Islands with limited liability on June 28, 1999, the American depositary shares (each representing eight (8) ordinary shares) of which are listed on the NYSE under the symbol “BABA”, and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock codes: 9988 (HKD counter) and 89988 (RMB counter))

“Co-Bookrunners”	Barclays Bank PLC, Citigroup Global Markets Limited and J.P. Morgan Securities (Asia Pacific) Limited (in alphabetical order)
“Completion”	the closing of the Placing pursuant to the terms and conditions of the Placing Agreement
“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules
“CSRC”	China Securities Regulatory Commission (中國證券監督管理委員會)
“CSRC Filing Report”	the filing report of the Company in relation to the Placing and any transactions contemplated by the Placing Agreement to be filed with the CSRC pursuant to the CSRC Rules
“CSRC Rules”

(i) the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (《境內企業境外發行證券和上市管理試行辦法》) and supporting guidelines issued by the CSRC effective from March 31, 2023, as amended, supplemented or otherwise modified from time to time; and

(ii) the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (《關於加強境內企業境外發行證券和上市相關保密和檔案管理工作的規定》) issued by the CSRC effective from March 31, 2023, as amended, supplemented or otherwise modified from time to time

“Directors”	directors of the Company
“General Mandate”	the general mandate to allot and issue Shares of the Company granted to the Board at the annual general meeting of the Company held on

September 25, 2025, pursuant to which the Directors may allot, issue and deal with up to 1,907,598,428 Shares
“Group”	the Company, its consolidated subsidiaries and its consolidated affiliated entities, from time to time
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended or supplemented from time to time
“Hong Kong Stock Exchange” or the “Exchange”	The Stock Exchange of Hong Kong Limited
“Independent Third Party(ies)”	third parties that are not connected persons of the Company under the Hong Kong Listing Rules
“Joint Overall Coordinators”

China International Capital Corporation Hong Kong Securities Limited, The Hongkong and Shanghai Banking Corporation Limited, Morgan Stanley Asia Limited and UBS AG Hong Kong Branch (in alphabetical order)

“Listing Committee”	the Listing Committee of the Hong Kong Stock Exchange
“NYSE”	the New York Stock Exchange
“Placee(s)”	any professional, institutional or other investors procured by the Joint Overall Coordinators to subscribe for the Placing Shares pursuant to their obligations under the Placing Agreement
“Placing”	the placing of up to 710,000,000 new Shares by the Joint Overall Coordinators at the Placing Price to the Placees under the terms and conditions of the Placing Agreement
“Placing Agreement”	the placing agreement dated August 23, 2026 entered into between the Company and the Joint Overall Coordinators (for themselves and on behalf of the Co-Bookrunners) in respect of the Placing
“Placing Price”	HK$112.70 per Placing Share (exclusive of all brokerage, Hong Kong Stock Exchange trading fees, SFC transaction levy and AFRC transaction levy)
“Placing Shares”	710,000,000 new Shares to be placed by the Joint Overall Coordinators pursuant to the terms and conditions of the Placing Agreement, and each a “Placing Share”

“PRC”	the People’s Republic of China
“Referenced Share Price”

the closing price of HK$116.95 (which is converted and divided by eight, the ordinary-share-to-ADS ratio) from US$119.34 per ADS as quoted on NYSE on August 21, 2026, being the closing price of the last trading session prior to the entering of the Placing Agreement

“RMB”	Renminbi, the lawful currency of the PRC
“SFC”	the Securities and Futures Commission of Hong Kong
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
“Shares” or “ordinary shares”	the ordinary shares of our Company with par value of US$0.000003125 each
“shareholders”	the holder(s) of the ordinary shares, and where the context requires, the ADS(s) of the Company
“subsidiary(ies)”	has the meaning attributable to it under the Hong Kong Listing Rules
“US$”	the lawful currency of the U.S.
“U.S.” or “United States”	the United States of America
“U.S. Securities Act”	United States Securities Act of 1933, as amended
“%”	per cent.

In this announcement, amounts in US$ are translated into HK$ on the basis of US$1.00 = HK$7.8399 (being the rate under Bloomberg BFIX as of 00:30 on August 22, 2026). The conversion rate is for illustration purposes only.

By order of the Board

Alibaba Group Holding Limited

Kevin Jinwei ZHANG

Secretary

Hong Kong, August 24, 2026

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.